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February 3, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE: PRUCO LIFE INSURANCE COMPANY:
        REGISTRATION STATEMENT ON FORM N-4, REGISTRATION NO. 333-162673 REGISTRATION STATEMENT ON FORM N-4, REGISTRATION NO. 333-162680 REGISTRATION STATEMENT ON FORM S-3, REGISTRATION NO. 333-162683 PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY:
        REGISTRATION STATEMENT ON FORM N-4, REGISTRATION NO. 333-162678 REGISTRATION STATEMENT ON FORM N-4, REGISTRATION NO. 333-162676

Dear Sir or Madam:

Acceleration of the above-referenced registration statements to February 10, 2010 is hereby requested pursuant to Rule 461 of Regulation C.

Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (the "Corporations") acknowledge that:

    . Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

    . The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Corporations from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

    . The Corporations may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
(REGISTRANT)

/s/ George Gannon
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George Gannon - Vice President


PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.
(PRINCIPAL UNDERWRITER)

/s/ George Gannon
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George Gannon - Senior Vice President,
President, Chief Executive Officer,
Chief Operations Officer